SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K




                                 ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                  For the Fiscal Year Ended December 31, 1995


A.  Full Title of the Plan:

                            PHH CORPORATION EMPLOYEE
                                INVESTMENT PLAN


B. Name of Issuer of the Securities Held Pursuant to the Plan and the Address of Its Principal Executive Office:

                                PHH CORPORATION
                              11333 McCormick Road
                          Hunt Valley, Maryland 21031

                            PHH CORPORATION EMPLOYEE
                                INVESTMENT PLAN

                                     INDEX

                                                                                                     Page No.
Independent Auditors' Report                                                                              1

Statements of Net Assets Available for Plan Benefits -
         December 31, 1995 and 1994                                                                       2

Statements of Changes in Net Assets Available for Plan Benefits -
         Years Ended December 31, 1995 and 1994                                                           3

Notes to Financial Statements                                                                             4

Schedules -         Item 27a -      Schedule of Assets Held for Investment
                                    Purposes                                                              9

                    Item 27d -      Schedule of Reportable Transactions                                   10

Signatures                                                                                                11

Consent of Independent Auditors                                                                           12



                        ********************************



The other schedules required by Item 27 of Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are inapplicable and are therefore omitted.

                          INDEPENDENT AUDITORS' REPORT



The Employee Benefits Committee
PHH Corporation:


We have audited the accompanying statements of net assets available for plan benefits of the PHH Corporation Employee Investment Plan as of December 31, 1995 and 1994 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1995 and 1994 and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our 1995 audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 1995 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 basic financial statements taken as a whole.



Baltimore, Maryland
June 3, 1996

                            PHH CORPORATION EMPLOYEE
                                INVESTMENT PLAN


                       STATEMENTS OF NET ASSETS AVAILABLE
                               FOR PLAN BENEFITS

                                                                         December 31,
                                                               ---------------------------------
                                                                     1995               1994
                                                                     ----               ----
Investments, at fair value:
         PHH Corporation Common Stock                            $41,363,751         $29,950,883
         Fidelity U.S. Equity Index                               10,758,347           7,061,559
         Fidelity Magellan Fund                                   20,356,814          13,936,122
         Fidelity Retirement Money Market                         11,729,769          10,081,717
         Fidelity Asset Manager                                    2,018,667           1,796,428
         Fidelity Europe Fund                                      1,830,309           1,261,177
         Fidelity U.S. Bond Index                                    597,756             285,836

Participant loans receivable                                       3,120,224           2,894,981
                                                              ---------------     --------------

Net assets available for plan benefits (Note 5)                  $91,775,637         $67,268,703
                                                              ===============     ==============




                 See Accompanying Notes to Financial Statements

                            PHH CORPORATION EMPLOYEE
                                INVESTMENT PLAN


                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                               FOR PLAN BENEFITS

                                                                                        Years Ended
                                                                                       December 31,
                                                                           ------------------------------------
                                                                                         (Note 3)
                                                                                  1995                1994
                                                                                  ----                ----
   Dividend income                                                            $3,371,838          $2,269,846
   Interest income                                                               230,660             181,845
                                                                           -----------------   ------------------

   Total dividend and interest income                                          3,602,498           2,451,691
                                                                           -----------------   ------------------

   Contributions:
       Employee                                                                6,625,508           6,108,508
       Employer                                                                4,073,174           3,980,879
                                                                           -----------------   ------------------

   Total contributions                                                        10,698,682          10,089,387
                                                                           -----------------   ------------------

   Withdrawals and distributions to participants                              (7,166,883)         (6,081,824)

   Plan expenses incurred                                                        (46,244)            (75,470)

   Net appreciation (depreciation) in fair value of investments               17,418,881          (6,825,855)
                                                                           -----------------   ------------------

   Increase (decrease) in net assets available for benefits                   24,506,934            (442,071)

   Net assets available for benefits:
       Beginning of year                                                      67,268,703          67,710,774
                                                                           -----------------   ------------------

        End of year                                                          $91,775,637         $67,268,703
                                                                           ================    ==================


                 See Accompanying Notes to Financial Statements

                            PHH CORPORATION EMPLOYEE
                                INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                           December 31, 1995 and 1994


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

The accompanying financial statements of the PHH Corporation Employee Investment Plan ("Plan") have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and the changes in net assets available for plan benefits.

Purchases  and  sales  of  securities  are  recorded  on  a  trade-date   basis.
Investments are carried at fair value as determined by quoted market prices.

In accordance with requirements of the Tax Reform Act of 1986, the Plan is subjected to a non-discrimination test based on the calculation of the Average Deferred Percentages (ADP test) for highly compensated versus non-highly compensated employee groups. The results of this test, as of December 31, 1995, indicate that the difference in the employee group average deferred percentage is within permissible limits.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.


(2)      DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Each employee of the Company may participate in the Plan after six months of service if he is scheduled to work at least 1,000 hours in a 12 consecutive month period commencing on his date of employment, or in any Plan year commencing after his date of employment. There is no age requirement for eligibility to participate in the Plan. Each participant may contribute to the Plan each year between 1% and 10% of eligible earnings subject to certain limits contained in the Internal Revenue Code of 1986, as amended. The Company's matching contribution is dollar-for-dollar up to 3% of the participant's eligible deferred earnings and up to an additional 3% of eligible deferred earnings based upon the profitability of the Company from continuing operations for the relevant fiscal year. The profitability-based rate of the matchable portion is determined by a schedule established by the Board of Directors for each fiscal year. During Plan years 1995 and 1994, additional Company matching contributions totalling approximately $1,078,500 and $1,091,400 were paid to participants based upon Company profitability.

Each participant could direct the custodian to invest in any increments in any of the following investment programs: (a) the common stock of PHH Corporation comprising the PHH Corporation Common Stock Fund; (b) an Equity-Income Fund (Fidelity US Equity Index Portfolio) consisting of income-producing equity securities; (c) a Growth Fund (Fidelity Magellan Fund) consisting of equity securities of corporations which are growth companies; (d) a Money Market Fund (Fidelity Retirement Money Market Portfolio) consisting of various short-term money market instruments; (e) an Asset Allocation Fund (Fidelity Asset Manager) consisting of domestic and foreign equity securities, bonds and short-term instruments; (f) an International Growth Fund (Fidelity Europe Fund) consisting of securities of Western European issues; or (g) a Bond-Income Fund (Fidelity U.
S. Bond Index Portfolio) consisting of securities contained in the Aggregate Bond Index.
                                      -4-

                            PHH CORPORATION EMPLOYEE
                                INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                  (Continued)


(2)      DESCRIPTION OF THE PLAN (Continued)

All Company contributions matching the first 3% of the participant's eligible deferred earnings are invested in the PHH Corporation Common Stock Fund with no transfers permitted until age 50. All Company contributions matching up to an additional 3% based upon Company profitability are initially invested in the Money Market Fund with no transfer restrictions.

Participants have a full and immediate vested interest in amounts contributed by them and earnings thereon. Participants have a vested interest in the Company's matching contribution previously made and to be made in the future, determined by the participants' years of vested service. Generally, after three years of such service, participants have a 100% vested interest in all Company contributions made and to be made in the future. Forfeitures of unvested Company matching contributions are used, as permitted under Plan provisions, to pay Plan expenses.

Accounts which may be maintained for each participant in the Plan are (a) "Prior Plan Employee Account" meaning the account relating to his contributions made at any time prior to May 1, 1985; (b) "Prior Plan Company Match Account" meaning the account relating to Employer matching contributions attributable to his contributions made at any time prior to May 1, 1985; (c) "Current Plan Employee Account" meaning the account relating to his contributions made at any time on and after May 1, 1985, under Section 401(k) of the Code; (d) "Current Plan Company Basic Match Account" meaning the account relating to Employer matching contributions attributable to the first 3% of his contributions made at any time on and after May 1, 1985, under Section 401(k) of the Code; (e) "Current Plan Company Profit Match Account" meaning the account relating to Employer matching contributions attributable to 3% - 6% of his contributions made at any time on and after May 1, 1985, under Section 401(k) of the Code based on attainment of certain earnings per share targets set annually by the Company; and (f) "Rollover Account" meaning the account relating to a Participant's qualifying contributions under the rollover provisions of the Plan. Each of these accounts shall have allocated to it the portion of the participant contributions and related Employer matching contributions in accordance with the Plan together with appreciation, depreciation, and earnings then attributable to the participant contributions and related Employer matching contributions as well as distributions to participants in accordance with the Plan. Participants may obtain a loan of up to 50% of their vested account balance not to exceed $50,000. The interest rate charged on loans outstanding is the prime rate as published in the Wall Street Journal plus 1% fixed for the entire term of the loan. Loan terms may range up to five years unless the purpose of the loan is to buy or build a primary residence in which case the loan term may be extended to ten years. Repayment of the loan principal and interest occurs through equal payroll deductions. Participants incur no taxable income as a result of taking a loan unless the loan is not repaid.

Expenses of administering the Plan incurred external to the Company (i.e. the cost of printing literature and forms, the disbursement of benefits, the compensation of administrators, consultants, counsel, etc.) , at the direction of the Company, may be paid from the Trust Property. Internal Company support costs (i.e. the cost of staff time, etc.) are paid by the Company.

Although it has not expressed any intent to do so, the Company reserves the right at any time to alter, amend, suspend, discontinue or terminate the Plan; provided, however, that no such alteration, amendment, suspension, discontinuance or termination shall have the effect of permitting any of the Trust Property to be used for or diverted to purposes other than those of the Plan. If the Plan is discontinued or terminated, all Trust Property under the Plan will become immediately vested in the participants and none will inure to the Company.
                                      -5-

                    PHH CORPORATION EMPLOYEE INVESTMENT PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)

(3) ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS TO INVESTMENT PROGRAMS

The following is the allocation of changes in net assets available for plan benefits to investment programs for the years ended December 31, 1995 and 1994:

                                                                       Year Ended December 31, 1995
                                                 ------------------------------------------------------------------------------
                                                    PHH Corp
                                                     Common        U.S. Equity       Magellan        Fidelity         Asset
                                                   Stock Fund         Index            Fund        Money Market      Manager
                                                 --------------  ---------------  -------------  ---------------  -------------
Dividend Income                                    $ 1,156,369      $   257,386    $ 1,166,427      $   633,463   $   57,562
Interest Income                                        --                --            --                --          --
                                                 --------------  ---------------  -------------  ---------------  -------------
Total dividend and interest income                   1,156,369          257,386      1,166,427          633,463       57,562
                                                 --------------  ---------------  -------------  ---------------  -------------

Contributions:
  Employee                                           1,098,498        1,068,179      2,407,574        1,163,034      420,571
  Employer                                           2,994,783           --            --             1,078,391      --
                                                 --------------  ---------------  -------------  ---------------  -------------
      Total contributions                            4,093,281        1,068,179      2,407,574        2,241,425      420,571
                                                 --------------  ---------------  -------------  ---------------  -------------

Interfund transfers                                 (1,480,686)         502,064        220,167          330,155      (49,329)

Withdrawals and distributions to participants       (2,771,027)        (611,326)    (1,432,109)      (1,517,273)    (458,265)

Plan expenses incurred                                    (739)          (2,574)        (1,870)         (39,718)        (846)

Net appreciation in fair value of investments       10,415,670        2,483,059      4,060,503           --          252,546
                                                 --------------  ---------------  -------------  ---------------  -------------

Increase in net assets available for benefits       11,412,868        3,696,788      6,420,692        1,648,052      222,239

Net assets available for benefits:
   Beginning of year                                29,950,883        7,061,559     13,936,122       10,081,717    1,796,428
                                                 --------------  ---------------  -------------  ---------------  -------------

   End of year                                     $41,363,751      $10,758,347    $20,356,814      $11,729,769   $2,018,667
                                                 ==============  ===============  =============  ===============  =============


                                                                 Year Ended December 31, 1995
                                                 -------------------------------------------------------

                                                     Europe        U.S. Bond   Participant
                                                      Fund           Index        Loans          Total
                                                   ------------  -----------  ------------  ------------
Dividend Income                                    $   69,876    $  30,755    $    --       $ 3,371,838
Interest Income                                        --           --           230,660        230,660
                                                   ------------  -----------  ------------  ------------
Total dividend and interest income                     69,876       30,755       230,660      3,602,498
                                                   ------------  -----------  ------------  ------------

Contributions:
  Employee                                            322,933      144,719         --         6,625,508
  Employer                                             --           --             --         4,073,174
                                                   ------------  -----------  ------------  ------------
      Total contributions                             322,933      144,719         --        10,698,682
                                                   ------------  -----------  ------------  ------------

Interfund transfers                                   104,111      191,911       181,607        --

Withdrawals and distributions to participants         (95,232)     (94,627)     (187,024)    (7,166,883)

Plan expenses incurred                                   (238)        (259)        --           (46,244)

Net appreciation in fair value of investments         167,682       39,421         --        17,418,881
                                                   ------------  -----------  ------------  ------------

Increase in net assets available for benefits         569,132      311,920       225,243     24,506,934

Net assets available for benefits:
   Beginning of year                                1,261,177      285,836     2,894,981     67,268,703
                                                   ------------  -----------  ------------  ------------

   End of year                                     $1,830,309    $ 597,756    $3,120,224    $91,775,637
                                                   ============  ===========  ============  ============

                    PHH CORPORATION EMPLOYEE INVESTMENT PLAN

(3) ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS TO INVESTMENT PROGRAMS (Continued)

                                                                               Year Ended December 31, 1994
                                                             ----------------------------------------------------------------------
                                                                PHH Corp
                                                                 Common        U.S. Equity   Magellan      Fidelity       Asset
                                                               Stock Fund         Index        Fund      Money Market    Manager
                                                             --------------  ------------  ------------  ------------  ------------
Dividend Income                                                $ 1,038,669    $  220,073   $   543,707   $   360,626    $   66,997
Interest Income                                                    --            --            --             --            --
                                                             --------------  ------------  ------------  ------------  ------------
Total dividend and interest income                               1,038,669       220,073       543,707       360,626        66,997
                                                             --------------  ------------  ------------  ------------  ------------

Contributions:
  Employee                                                       1,141,112       969,404     2,237,921     1,092,999       358,928
  Employer                                                       2,889,051       --            --          1,091,828        --
                                                             --------------  ------------  ------------  ------------  ------------
      Total contributions                                        4,030,163       969,404     2,237,921     2,184,827       358,928
                                                             --------------  ------------  ------------  ------------  ------------
Interfund transfers                                             (1,079,334)     (371,571)     (106,030)      356,017       636,222

Withdrawals and distributions to participants                   (2,906,690)     (706,446)   (1,241,098)     (910,029)     (100,355)

Plan expenses incurred                                                (681)       (2,338)       (1,611)      (69,760)         (850)

Net appreciation (depreciation) in fair value of investments    (5,685,284)     (145,957)     (808,829)       --          (180,095)
                                                             --------------- ------------- ------------- ------------- -------------

Increase (decrease) in net assets available for benefits        (4,603,157)      (36,835)      624,060     1,921,681       780,847

Net assets available for benefits:
   Beginning of year                                            34,554,040     7,098,394    13,312,062     8,160,036     1,015,581
                                                             --------------  ------------  ------------  ------------  ------------

   End of year                                                 $29,950,883    $7,061,559   $13,936,122   $10,081,717    $1,796,428
                                                             ==============  ============  ============  ============  ============

                                                                            Year Ended December 31, 1994
                                                               -------------------------------------------------------

                                                                  Europe        U.S. Bond    Participant
                                                                   Fund           Index         Loans          Total
                                                                -------------  ------------  -------------  ------------
Dividend Income                                                  $   19,265      $  20,509     $   --       $ 2,269,846
Interest Income                                                       --             --           181,845       181,845
                                                                -------------  ------------  -------------  ------------
Total dividend and interest income                                   19,265         20,509        181,845     2,451,691
                                                                -------------  ------------  -------------  ------------

Contributions:
  Employee                                                          226,167        81,977          --         6,108,508
  Employer                                                            --            --             --         3,980,879
                                                                -------------  ------------  -------------  ------------
      Total contributions                                           226,167        81,977          --        10,089,387
                                                                -------------  ------------  -------------  ------------
Interfund transfers                                                 410,658       (51,945)        205,983       --

Withdrawals and distributions to participants                       (29,774)       (4,777)       (182,655)   (6,081,824)

Plan expenses incurred                                                 (147)          (83)         --           (75,470)

Net appreciation (depreciation) in fair value of investments         22,257       (27,947)         --        (6,825,855)
                                                                -------------- ------------  -------------- ------------

Increase (decrease) in net assets available for benefits            648,426        17,734         205,173      (442,071)

Net assets available for benefits:
   Beginning of year                                                612,751       268,102       2,689,808    67,710,774
                                                                -------------  ------------  -------------  ------------

   End of year                                                   $1,261,177      $285,836      $2,894,981   $67,268,703
                                                                =============  ============  =============  ============

                            PHH CORPORATION EMPLOYEE
                                INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


(4)      FEDERAL INCOME TAX EXEMPTION

The Internal Revenue Service issued its latest determination letter on January 23, 1995 which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan and its underlying trust have been amended since the date covered by the letter. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.


(5)      FORM 5500 RECONCILIATION

Amounts due to participants of $196,953 and $153,453, in 1995 and 1994 are reflected as liabilities and benefit payment expenses in the Plan's Form 5500 but are presented as a component of net assets available for plan benefits in the financial statements.

                            PHH CORPORATION EMPLOYEE
                                INVESTMENT PLAN


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES




                                                                 Par Value or
                                                                   Number of                                      Current
   Name of Issuer and Title of Issue                                Shares                 Cost                    Value
December 31, 1995

PHH Corporation Common Stock                                                           $30,596,053               $41,363,751
                                                                    884,786

Equity-Income Fund - Fidelity
  U.S. Equity Index Portfolio                                       476,666              7,817,206                10,758,347

Growth Fund - Fidelity
  Magellan Fund                                                     236,762             16,875,364                20,356,814

Money Market Fund - Fidelity Retirement
  Money Market Portfolio                                         11,729,769             11,729,769                11,729,769

Asset Allocation Fund - Fidelity
  Asset Manager                                                     127,361              1,897,458                 2,018,667

International Growth Fund - Fidelity
  Europe Fund                                                        80,206              1,662,848                 1,830,309

Bond-Income Fund - Fidelity
  U.S. Bond Index Portfolio                                          54,590                581,574                   597,756
                                                                                     ---------------           --------------

     Total investments                                                                 $71,160,272               $88,655,413
                                                                                     ===============           ==============

                            PHH CORPORATION EMPLOYEE
                                INVESTMENT PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year Ended December 31, 1995

                                              Purchases                         Sales
                                    -------------------------------------  ---------------------------------------------------------
                                                           Current Value                                  Current Value
                                     Total    Purchase    at transaction   Total    Selling    Cost of    at transaction     Net
         Description of Asset          #       Price           date          #       Price      Asset          date       Gain(Loss)
- ----------------------------------  ------- ------------ ---------------- -------  ---------- ----------- --------------- ----------
PHH Corporation Common Stock          147     $6,066,527      $6,066,527    127    $5,067,526 $4,132,354      $5,067,526   $935,172


Fidelity U.S. Equity Index            194      2,592,523       2,592,523    117     1,375,995  1,122,445       1,375,995    253,550


Fidelity Magellan Fund                213      6,262,506       6,262,506    160     3,892,795  3,252,865       3,892,795    639,930


Fidelity Retirement Money Market      212      5,461,405       5,461,405    202     3,795,699  3,795,699       3,795,699         --


Fidelity Asset Manager                140        852,446         852,446     88       882,762    883,586         882,762       (824)


Fidelity Europe Fund                  140      1,051,721       1,051,721     80       648,942    585,523         648,942     63,419


Fidelity U.S. Bond Index              104        464,106         464,106     51       191,535    190,792         191,535        743

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned here duly authorized.

                                        PHH CORPORATION EMPLOYEE INVESTMENT PLAN



Date:  June 14, l996                    By
                                          ______________________________________
                                          Roy A. Meierhenry
                                          Senior Vice President and Chief
                                          Financial Officer of PHH Corporation
                                          Chairman - Employee Benefits Committee

                        Consent of Independent Auditors



The Stockholders and
  Board of Directors
PHH Corporation:


We consent to the incorporation by reference in the Registration Statement (No. 33-53282) on Form S-8 of PHH Corporation of our report dated June 3, 1996, relating to the statements of net assets available for plan benefits of PHH Corporation Employee Investment Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended and the related schedules for the year ended December 31, 1995, which report appears elsewhere in this Form 11-K.






                                                           KPMG PEAT MARWICK LLP


Baltimore, Maryland
June 14, 1996

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